Exhibit 99.1

Ability, Inc. Reports First Quarter Financial Results

ULIN Pipeline Expands as Company Experiences Continued Demand

for Other Cellular and Satellite Interception Solutions;

Senior Management Intends to Purchase Up To $2 Million in Common Stock in the Open Market

TEL AVIV, ISRAEL, June 6, 2016 / PRNewswire / – Ability, Inc. (NASDAQ: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced its financial results for the three months ended March 31, 2016.

First Quarter 2016 Financial and Operational Highlights

●	Revenue of $6.5 million
●	Gross margin was 50%
●	Net loss of $(242,000), inclusive of a non-recurring $1.1 million tax accrual for prior periods
●	Basic and diluted loss per share of $(0.01), inclusive of the non-recurring $1.1 million tax accrual for prior periods
●	EBITDA of $1.1 million (see a reconciliation of GAAP measures to non-GAAP measures provided in this press release)

“This was a quarter of operational and strategic progress, as we expanded our ULIN pipeline and completed the vast majority of infrastructure enhancements to improve our ability to efficiently market this game-changing technology, transitioning from a demonstration mode to sales mode,” commented Anatoly Hurgin, Ability’s Chief Executive Officer. “In addition to the purchase order for ULIN previously announced, we expect to close two additional sales, priced at approximately $10 million each, and have two more in earlier stages of discussion with potential customers and interest growing every day. We expect to deploy at least the first three sales during 2016, with revenue recognition beginning during the second half of the year. I am encouraged by the progress we have made in such a short period of time, and believe the growing pipeline of government customers, both existing and new customers in several regions, demonstrates that we are on the right path.”

“Revenue recognized in the first quarter resulted from deployments of our CDMA cellular and satellite interception solutions, including some deployments completed during the fourth quarter but not recognized during 2015,” added Mr. Hurgin. “This underscores the continued strength of our offerings outside ULIN. While we are transitioning to ULIN and this is our primary focus, demand for our other solutions still remains.”

“The progress we have made in the first few months of 2016 has reinforced management’s confidence in the Company’s long-term opportunities,” concluded Mr. Hurgin. “Accordingly, senior management, including the founders, have decided to purchase up to $2 million in common stock in open market transactions, subject to normal rules regarding insider purchases.”

2016 First Quarter Financial Summary

Revenues for the first quarter of 2016 were $6.5 million compared with $20.0 million for the first quarter of 2015, a decrease of 68%. The decrease was related to the project-oriented nature of Ability’s business and the ongoing transition to a revenue stream more focused on ULIN, which is a new offering with a sales cycle which may be initially hard to predict. The first quarter revenue was the result of sales of non-ULIN solutions, including satellite and other cellular interception. Management expects ULIN to contribute significantly to the Company’s revenue in the second half of 2016.

Gross margin for the first quarter of 2016 was 50% compared with 42% for the first quarter of 2015. The increase relates primarily to greater sales of higher margin products in the current period.

On May 30th, 2016, the Israeli Tax Authority and the Company reached a tax assessment agreement for the three years ended December 31, 2014, pursuant to which the Company is required to pay additional taxes with respect to that period. This resulted in a one-time tax accrual of $1.1 million, reflected in the Company's first quarter financial results. In addition, $941,000 of withholding taxes on prior distributions made by the Company to the controlling shareholders to be paid by the Company to the Israeli Tax Authority according the tax assessment agreement, have been recorded as “Due from Controlling Shareholders” as of March 31, 2016 and have been fully paid to the Company by the controlling shareholders.

Inclusive of this $1.1 million non-recurring tax accrual, net loss for the three months ended March 31, 2016 was $(242,000), or $(0.01) per basic and diluted share, compared with net income of $6.1 million, or $0.25 per basic and diluted share, for the first quarter of 2015.

Balance Sheet Highlights

Cash at March 31, 2016 totaled $24.2 million, compared to $25.8 million as of December 31, 2015. Cash used in operating activities was $1.5 million for the three months ended March 31, 2016 compared with cash provided by operating activities of $4.6 million in the prior year period. Shareholders' equity totaled $17.5 million as of March 31, 2016 compared with $17.8 million as of December 31, 2015.

Conference Call Details

Management will host a conference call to discuss the results with the investment community. Details regarding the conference call are as follows:

●	Conference ID: 8246617
●	Date: Monday, June 6, 2016
●	Time: 9 a.m. ET
●	Participant Dial-in (U.S.): 1-888-215-7046
●	Participant Dial-in (Israel): 1 80 924 6064 or +972 (0) 3 721 9423
●	Participant Dial-in (International/Toll): 1-913-312-6687
●	Webcast Link: http://public.viavid.com/index.php?id=119905

A replay will be available until June 13, 2016 and can be accessed by dialing 1-877-870-5176 if calling within the United States, or 1-858-384-5517 if calling internationally. Please reference conference ID 8246617 to access the replay.

The conference call will also be broadcast live via webcast over the Internet and accessible at http://public.viavid.com/index.php?id=119905.

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About Ability, Inc.

Ability, Inc., (formerly Cambridge Holdco. Corp.) (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Rob Fink

Tel: +646-415-8972

E-mail: ABIL@haydenir.com

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Ability, Inc.

Consolidated Balance Sheets

	Unaudited	Audited
	March 31,	December 31,
	2016	2015
	U.S. Dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (VIE - $764 thousand as of December 31, 2015)	$24,170	$25,829
Restricted deposits	$445	$325
Accounts receivable (VIE - $593 thousand as of December 31, 2015)	$4,229	$3,804
Accumulated costs with respect to projects in excess of progress payments	$66	$457
Due from Controlling Shareholders	$941	$574
Other current assets (VIE - $137 thousand as of December 31, 2015)	$151	$1,812
Total Current Assets	$30,002	$32,801

NON-CURRENT ASSETS:
Other long term assets	$116	$112
Restricted deposit for put option	$11,900	$11,900
Property and equipment, net	$851	$757
Total Non-Current Assets	$12,867	$12,769

Total Assets	$42,869	$45,570

LIABILITIES & SHAREHOLDER'S DEFICIT:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$278	$60
Accounts payable and accrued expenses	$185	$145
Income tax payable	$4,941	$6,062
Other accounts payables	$120	$941
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand as of December 31, 2015)	$6,946	$7,725
Due to related company	$600	$600
Total Current Liabilities	$13,070	$15,533

NON CURRENT LIABILITIES:
Other long term payables	$116	$112
Put option liability	$11,900	$11,900
Accrued severance pay	$270	$270
Total Non Current Liabilities	$12,286	$12,282

Total Liabilities	$25,290	$27,815

SHAREHOLDER'S EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2016	-	-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,276,142 shares issued and outstanding at March 31, 2016	$3	$3
Additional paid in capital	$18,560	$18,560
Deficit (VIE - $906 thousand as of December 31, 2015)	($1,050)	($808)
Total Shareholder's Equity	$17,513	$17,755
Total Liabilities and Shareholder's Equity	$42,803	$45,570

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Ability, Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Unaudited
	Three months ended March 31,
	2016	2015
	U.S. Dollars in thousands, except per share data
Revenue	$6,463	$19,980
Cost of revenues	$3,217	$11,671
Gross profit	$3,246	$8,309

Sales and marketing expenses	$1,207	$262
General and administrative expenses	$1,016	$577
Operating income	$1,023	$7,470

Finance expenses, net	$21	$42
Income before income taxes	$1,002	$7,428

Income taxes	$1,244	$1,287
Net Income (loss)	($242)	$6,141

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted	($0.01)	0.25

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Ability Inc.
Consolidated Statement of Cash Flows

	Unaudited
	Three months ended March 31,
	2016	2015
	U.S. Dollars in thousand
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	($242)	$6,141

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	$34	$32
Change in operating assets and liabilities:
Restricted deposits	($120)	-
Accounts receivable	($425)	($1,006)
Other current assets	$1,661	$385
Accrued payroll and other compensation related accruals	$218	($643)
Accounts payable and accrued expenses	$40	$17
Income tax payable	($1,121)	$787
Other accounts payables	($821)	($158)
Accrued expenses and accounts payable with respect to Projects	($779)	($303)
Due from/to Controlling Shareholders, net	($367)	-
Progress payments in excess of accumulated costs with respect to projects (accumulated costs with respect to project in excess of progress payments)	$391	($652)
Accrued severance pay	-	$1
Total adjustments	($1,289)	($1,540)
Net Cash Provided by (Used In) Operating Activities	($1,531)	$4,601

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Property and equipment	($128)	($85)
Net Cash Used in Investing Activities	($128)	($85)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	($304)
Net Cash Used in Financing Activities	-	($304)

Net Change In Cash	($1,659)	$4,212
CASH AT BEGINNING OF THE PERIOD	$25,829	$11,709
CASH AT END OF THE FISCAL PERIOD	$24,170	$15,921

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and bank charges	$12	$5
Income tax	-	$8

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Reconciliation of GAAP to Non-GAAP Results

	Unaudited
	Three months ended March 31,
	2016	2015
	U.S. Dollars in thousands
Operating income	$1,023	$7,470
Depreciation	$34	$32
EBITDA income	$1,057	$7,502

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